Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

(312) 506-1200

November 24, 2008

VIA EDGAR AND TELECOPIER

Securities and Exchange Commission

Division of Corporation Finance

Office of Merger and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Telephone: (202) 551-3411
Telecopier: (202) 772-9203

Re:	Allscripts-Misys Healthcare Solutions, Inc.
Schedule TO-I filed November 7, 2008
Amendment No. 1 to Schedule TO-I filed November 12, 2008
SEC File No. 005-60145

Dear Ms. Kim:

On behalf of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 18, 2008 relating to the Company’s Tender Offer Statement referred to above (as amended, the “Schedule TO”).

Through our outside counsel, Sidley Austin LLP, we have responded to numbered comments one through three under separate cover, and we are concurrently filing via EDGAR Amendment No. 2 to the Schedule TO (“Amendment No. 2”). Pursuant to your request, The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Allscripts-Misys Healthcare Solutions, Inc.

By:	/s/ William J. Davis
Name:	William J. Davis
Title:	Chief Financial Officer

cc: Edward D. Ricchiuto

      Sidley Austin LLP

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